SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                         MICROS Systems, Inc.
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             594901100
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          Peter C. Keefe
                            President
  		           Avenir Corporation
				1725 K Street, NW
				    Suite 401
                        Washington DC 20006
				 (202) 659-4427
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                       September 22, 2000
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [ ]







CUSIP No. 594901100                                        13D
___________________________________________________________________
(1) NAMES OF REPORTING PERSONS
Avenir Corporation  			    I.D. No. 54-1146619
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    907,738 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    907,738 shares
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   :

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      907,738 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      5.2%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________








CUSIP No. 594901100                                         13D


Item 1.  Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock (the "Securities") of MICROS Systems, Inc., a Maryland corporation (the "Issuer"). The Issuer has its principal executive offices located at 7031 Columbia Gateway Drive, Columbia, Maryland 21046.

Item 2.  Identity and Background

Avenir Corporation ("Avenir") is an investment advisor registered with the Securities & Exchange Commission under the Investment Advisers Act of 1940, as amended. Avenir is a Virginia Corporation. The firm's address is 1725 K Street, NW, Suite 401, Washington, DC 20006. Avenir serves as an investment advisor to various individual clients, institutions (including qualified retirement plans), and endowment funds.

         (d) During the last five years, Avenir has not been convicted in any criminal proceeding.

         (e) During the last five years, Avenir has not been a party to any civil or administrative proceeding involving any alleged violations of any securities laws.



Item 3.  Source and Amount of Funds or Other Consideration

The Securities of the Issuer were primarily acquired on behalf of the investment advisory clients of Avenir under sole or shared discretionary authority granted Avenir. In addition, Avenir and/or its principal officers and employees purchased shares in the Issuer for their personal accounts. The aggregate amount of funds used to purchase the securities reported in this filing totaled approximately $17,101,908. In addition, none of the proceeds used to purchase the Securities were expressly provided through borrowings, though certain accounts managed by Avenir may carry margin balances from time to time.


Item 4.  Purpose of Transaction

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which Avenir has sole discretionary investment or voting power, as well as on behalf of accounts of Avenir and the employees of Avenir. All purchases of Securities were made for investment purposes only, in the ordinary course of business of Avenir as a registered investment advisor. Avenir may purchase additional Securities on behalf of clients and its own employees in the future, or may sell all or a part of the current holdings of the Securities.

Avenir is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Avenir analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at management's invitation.

Avenir qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on Schedule 13G and, as a routine matter, Avenir utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, Avenir may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters in which Avenir may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause the Company's true economic value to be recognized. In such situations, Avenir may elect to file Schedule 13D, or to convert an existing filing on Schedule 13G to a filing on Schedule 13D, in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

In this situation, Avenir has had conversations with a third party, and may have additional conversations with this and one or more other third parties and/or the Issuer's management, regarding actions or transactions of the type described in clauses (a) through (j) of Item 4 of the Schedule 13D form. To obtain the necessary flexibility to discuss any such actions or transactions with any such third parties or with the Issuer's management, Avenir is filing
Schedule 13D. Avenir will thus be able to discuss any such proposals with the respective third parties and/or with management of the Issuer as a means of fulfilling its fiduciary duties to its clients. As the result of this filing on
Schedule 13D, and depending on the circumstances, Avenir and its clients could support one or more of the actions or transactions described in clauses (a) through (j) of Item 4 of the Schedule 13D form.


Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 907,738 shares of the common stock of the Issuer, constituting approximately 5.2% of the 17,347,218 shares outstanding.


          (b) Avenir generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Avenir generally makes recommendations with respect thereto.

          (c) All purchase or sale transactions in the Securities during the past sixty days are set forth on Schedule I.

          (d) The investment advisory clients of Avenir have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Avenir are established in written investment advisory agreements between clients and Avenir, which are entered into in the normal and usual course of the business of Avenir as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of Schedule 13D other than voting of proxies. In connection with voting, Avenir may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".

Item 7.  Material to be Filed as an Exhibit


Schedule I.  Purchase and sale transactions within the past 60 days.



                                      SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 2000

AVENIR CORPORATION

By /s/ Peter C. Keefe
_______________________________
Peter C. Keefe
President


                                  SCHEDULE I


          PURCHASE ("by") AND SALE ("sl") TRANSACTIONS WITHIN PAST 60 DAYS

All purchases and sales listed below were normal, open-market transactions.


                       Transaction
Type   Security        Date         Quantity   Total Price    Per share

sl     Micros Systems  08/15/2000       1300     $31,469       $24.207
by     Micros Systems  08/24/2000        200      $4,900       $24.500
by     Micros Systems  08/28/2000        500     $11,188       $22.375
by     Micros Systems  09/01/2000        400      $6,875       $17.188
by     Micros Systems  09/01/2000       1000     $17,188       $17.188
by     Micros Systems  09/01/2000        400      $6,875       $17.188
sl     Micros Systems  09/18/2000        300      $4,688       $15.625
by     Micros Systems  09/20/2000       3000     $46,875       $15.625
by     Micros Systems  09/20/2000       2000     $31,250       $15.625
by     Micros Systems  09/20/2000        100      $1,563       $15.625
by     Micros Systems  09/20/2000       1000     $15,625       $15.625
by     Micros Systems  09/20/2000       1000     $15,625       $15.625
by     Micros Systems  09/20/2000        250      $3,906       $15.625
by     Micros Systems  09/20/2000       2500     $39,063       $15.625
by     Micros Systems  09/20/2000        300      $4,688       $15.625
by     Micros Systems  09/22/2000        300      $4,484       $14.945
by     Micros Systems  09/22/2000        500      $7,473       $14.945
by     Micros Systems  09/22/2000        200      $2,989       $14.945
by     Micros Systems  09/22/2000       1000     $14,945       $14.945
by     Micros Systems  09/22/2000        400      $5,978       $14.945
by     Micros Systems  09/22/2000        500      $7,473       $14.945
by     Micros Systems  09/22/2000        500      $7,473       $14.945
by     Micros Systems  09/22/2000        500      $7,473       $14.945
by     Micros Systems  09/22/2000       1000     $14,945       $14.945
by     Micros Systems  09/22/2000       2000     $29,890       $14.945
by     Micros Systems  09/22/2000        300      $4,484       $14.945
by     Micros Systems  09/22/2000        300      $4,484       $14.945
by     Micros Systems  09/22/2000        600      $8,967       $14.945
by     Micros Systems  09/22/2000        500      $7,473       $14.945
by     Micros Systems  09/22/2000        500      $7,473       $14.945
by     Micros Systems  09/22/2000        400      $5,978       $14.945
by     Micros Systems  09/22/2000       1500     $22,418       $14.945
by     Micros Systems  09/22/2000       1500     $22,418       $14.945
by     Micros Systems  09/22/2000       3000     $44,835       $14.945
by     Micros Systems  09/22/2000       1500     $22,418       $14.945
by     Micros Systems  09/22/2000        800     $11,956       $14.945
by     Micros Systems  09/22/2000        500      $7,473       $14.945
by     Micros Systems  09/22/2000      19000    $283,957       $14.945
by     Micros Systems  09/22/2000       3000     $44,835       $14.945
by     Micros Systems  09/22/2000       1000     $14,945       $14.945
by     Micros Systems  09/22/2000       1000     $14,945       $14.945
by     Micros Systems  09/22/2000       1000     $14,945       $14.945
by     Micros Systems  09/22/2000       1000     $14,945       $14.945
by     Micros Systems  09/22/2000        500      $7,473       $14.945
by     Micros Systems  09/22/2000       1000     $14,945       $14.945
by     Micros Systems  09/22/2000        300      $4,484       $14.945
by     Micros Systems  09/22/2000       1000     $14,945       $14.945
by     Micros Systems  09/22/2000       2000     $29,890       $14.945
by     Micros Systems  09/22/2000        400      $5,978       $14.945
by     Micros Systems  09/22/2000        500      $7,473       $14.945
by     Micros Systems  09/25/2000         50        $802       $16.031
by     Micros Systems  09/25/2000       1000     $16,031       $16.031
by     Micros Systems  09/25/2000        500      $8,016       $16.031
by     Micros Systems  09/25/2000        400      $6,413       $16.031
by     Micros Systems  09/25/2000       5000     $80,157       $16.031
by     Micros Systems  09/25/2000      21350    $342,268       $16.031
by     Micros Systems  09/25/2000        300      $4,809       $16.031
by     Micros Systems  09/25/2000        100      $1,603       $16.031
by     Micros Systems  09/25/2000        300      $4,809       $16.031
by     Micros Systems  09/25/2000        100      $1,603       $16.031
by     Micros Systems  09/26/2000       5000     $76,875       $15.375
by     Micros Systems  09/26/2000        500      $7,688       $15.375
by     Micros Systems  09/26/2000        900     $14,288       $15.875
by     Micros Systems  09/28/2000       2000     $31,500       $15.750
by     Micros Systems  09/28/2000        800     $12,100       $15.125